ARTICLES OF AMENDMENT TO
                          ARTICLES OF INCORPORATION OF
                         FROST HANNA CAPITAL GROUP, INC.


         Pursuant to the provisions of Section 607.1003 of the Florida Business Corporation Act, the Articles of Incorporation of FROST HANNA CAPITAL GROUP, INC., a Florida corporation (the "Corporation"), (as heretofore amended) are hereby further amended as follows:

         1. Articles I and III shall be deleted in their entirety and amended to read as follows:

                                "ARTICLE 1 - Name

                  The name of the Corporation is "GBI Capital Management Corp." (the "Corporation").

                           ARTICLE III - Capital Stock

                  The aggregate number of shares which the Corporation shall have the authority to issue is one hundred and two million (102,000,000) shares, of which one hundred million (100,000,000) shares shall be "Common Stock", par value $.0001 per share, and of which two million (2,000,000) shares shall be "Preferred Stock", par value $.0001 per share. The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of the Corporation's Articles of Incorporation, as amended, to provide for the issuance of shares of Preferred Stock in one or more series by adoption of amendments to the Articles of Incorporation, to establish from time to time the number of shares to be included in such series and to fix the designation, voting powers, preferences and relative participating, optional or other special rights of the shares of the shares of each of such series, and the qualifications, limitations or restrictions thereof. The Board of Directors may authorize the issuance of stock to such persons upon such terms and for such consideration in cash, property or services as the Board of Directors may determine and as may be allowed by law. The just valuation of such property or services shall be fixed by the Board of Directors. All such stock when issued shall be fully paid and exempt from assessment."



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         2. The foregoing amendment relating to the change in the name of the
Corporation was duly adopted and approved by the directors of the Corporation by Unanimous Written Consent on July 22, 1999, and by the shareholders of the Corporation at a meeting held on August 23, 1999. The number of votes cast for the amendment was sufficient for approval.

         3. The foregoing amendment relating to the change in the Company's capital stock to authorize the issuance of Preferred Stock was duly adopted and approved by the directors of the Corporation at a meeting held on May 27, 1999, and by the shareholders of the Corporation at a meeting held on August 23, 1999. The number of votes cast for the amendment was sufficient for approval.



Dated:   August 24, 1999                FROST HANNA CAPITAL GROUP, INC.

                                             /s/ Mark J. Hanna
                                        By:_______________________________
                                            Mark J. Hanna, President